Exhibit 99.1

PRESS RELEASE

September 14, 2015	2015-19
For Immediate Release	TSX-V: JAG

NOT FOR DISTRIBUTION IN THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

JAGUAR MINING ANNOUNCES PRIVATE PLACEMENT OF UNITS OF
SENIOR SECURED NOTES AND WARRANTS

Toronto, Ontario, Canada – September 14, 2015 – Jaguar Mining Inc. ("Jaguar" or the "Corporation") (TSX-V: JAG) announced today that it intends to complete a non-brokered private placement (the "Offering") of units ("Units") at a price of US$1,000 per Unit, with each Unit to be comprised of US$1,000 principal amount of senior secured notes of the Corporation (the "Notes") and  common share purchase warrants ("Warrants"), to be determined in the context of the market, for aggregate proceeds of up to US$20,000,000. The Notes will mature on the day that is five years following the closing date of the Offering (the "Closing Date") and will carry a 10% cash coupon and a 5% payment-in-kind coupon (the "PIK Coupon") that will be satisfied by the issuance of additional Notes, which coupons shall be payable on a quarterly basis. Each Warrant will entitle the holder thereof to acquire one common share of the Corporation (each a "Common Share") at an exercise price to be determined in the context of the market for a period of five years from the Closing Date.

The Notes will not be redeemable before the day that is 12 months plus one day after the Closing Date (the "Call Date"). With 30 days written notice, on and after the Call Date and prior to the maturity date of the Notes, the Notes will be redeemable in cash in whole or in part from time to time at the Corporation's option at a price of: (i) 110% of the principal amount of the Notes outstanding within year one after the Call Date, (ii) 105% in year two after the Call Date, and (iii) 101% thereafter, plus, in each case, any accrued and unpaid interest thereon.

The Notes will be governed by an indenture containing provisions and covenants including, but not limited to, restricted payments and limitations on capital expenditures and further indebtedness.

Pursuant to the Offering, certain insiders of Jaguar, namely Outrider Management, LLC ("Outrider Management") and Dupont Capital Management Corp. ("Dupont Capital"), have advised Jaguar that they intend to subscribe for Units in the aggregate amounts of up to US$6,500,000 and US$1,500,000, respectively.

The special committee of the board of directors of Jaguar, which was established in December 2014 to initiate a strategic review process and explore strategic alternatives with the objective of maximizing value for the Corporation's shareholders, unanimously passed a resolution approving the Offering, which includes the proposed subscriptions of Outrider Management (the "Outrider Subscription") and Dupont Capital (the "Dupont Subscription").

Since Outrider Management and Dupont Capital are "related parties" (within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101")), each of the Outrider Subscription and the Dupont Subscription is a "related party transaction" (within the meaning of MI 61-101), which would require Jaguar to obtain a formal valuation for, and minority approval of, the Outrider Subscription and the Dupont Subscription, in the absence of exemptions for such requirements.

For both the Outrider Subscription and the Dupont Subscription, the Corporation is exempt from the formal valuation requirement pursuant to section 5.5(b) of MI 61-101 on the basis that no securities of Jaguar are listed or quoted on a market specified in that provision.

With respect to the Dupont Subscription, the Corporation is exempt from the minority approval requirement pursuant to section 5.7(b) of MI 61-101 on the basis that neither the fair market value of the Units being distributed to Dupont Capital, nor the consideration to be received by the Corporation for those Units, exceeds C$2,500,000, in addition to satisfying the other criteria therein. With respect to the Outrider Subscription, Jaguar intends to apply to the Ontario Securities Commission and the TSX Venture Exchange for an exemption to allow it to obtain the requisite minority approval by way of written approval from the majority of the minority shareholders rather than by holding a shareholders' meeting. This exemption is being sought on the basis that holding a shareholders' meeting is costly and would delay the closing of the Offering. Jaguar anticipates obtaining such exemptive relief prior, and as a condition precedent, to closing the Offering.

The Offering is expected to close on or about October 8, 2015. Completion of the Offering is subject to a number of conditions including receiving the approval of the TSX Venture Exchange, obtaining the exemptive relief from the Ontario Securities Commission and the TSX Venture Exchange and obtaining written consents from a majority of the disinterested minority shareholders.

Jaguar does not intend to list the Units, the Notes or the Warrants on the TSX Venture Exchange. The Notes, the Warrants and the Common Shares underlying the Warrants will be subject to a four month hold period pursuant to applicable Canadian securities laws.

The Corporation plans to use the net proceeds of the Offering to repay in full the outstanding US$8.4 million credit facility held by Renvest Global Resources Fund c/o Renvest Mercantile Bancorp Inc. (the "Renvest Credit Facility"), with the remainder to be used for general corporate purposes and to advance asset optimization plans in conjunction with the Corporation's ongoing development and producing activities at its assets in Brazil.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

About Jaguar Mining Inc.

Jaguar is a gold producer with mining operations in a prolific greenstone belt in the state of Minas Gerais, Brazil. Additionally, Jaguar wholly owns the large-scale Gurupi Development Project in the state of Maranhão, Brazil. In total, the Corporation owns mineral claims covering an area of approximately 197,000 hectares. Additional information is available on the Corporation's website at www.jaguarmining.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Derrick Weyrauch
Chief Financial Officer
(416) 628-9601
dweyrauch@jaguarmining.com

FORWARD-LOOKING STATEMENTS

Certain statements in this news release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Such statements constitute forward-looking statements (forecasts) under applicable securities laws relating to future events or future performance and, in this news release, include comments with respect to (i) the final terms of the Units, the Notes, the Warrants and the Offering, (ii) the participation of Outrider Management and Dupont Capital in the Offering, (iii) the size of the Offering and the subscription amounts of Outrider Management and Dupont Capital, (iv) regulatory approvals being obtained, including from the Ontario Securities Commission and the TSX Venture Exchange, and the timing of such approvals, (v) there being an exemption from the minority approval and formal valuation requirements under the Offering, (vi) the consent of disinterested minority shareholders being obtained in writing with respect to the Outrider Subscription, (vii) exemptive relief from the minority approval requirement with respect to the Outrider Subscription being obtained from the Ontario Securities Commission and the TSX Venture Exchange, and the timing of such approvals, (viii) the Corporation's use of the net proceeds of the Offering, and (ix) the continued support of the Offering by the special committee of Jaguar. Forward-looking statements can generally be identified by the use of words such as "expected", "forecasted", "targeted", "approximately", "intends", "plans", "anticipates", "projects", "continue", "estimate", "believe" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. In this news release, information contained in forward-looking statements is based on current expectations, estimates and projections that involve a number of known and unknown risks and uncertainties, including among others the uncertainties inherent to capital markets in general, uncertainties with respect to the success of the Offering, risk of not obtaining all regulatory and minority shareholder approvals and the risks with respect to the use of proceeds, which, if incorrect, may cause actual results to differ materially from those anticipated by Jaguar and described herein.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this news release, see Corporation's most recent annual information form and management's discussion and analysis, as well as other public disclosure documents that can be accessed under the issuer profile of "Jaguar Mining Inc." on SEDAR at www.sedar.com. The forward-looking information set forth herein reflects Jaguar's expectations as at the date of this news release and is subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.